SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated October 11, 2006, of Director/PDMR Shareholding

SCOTTISH POWER PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

ScottishPower Employee Share Ownership Plan

Scottish Power plc ("the Company") announces that on 9 October 2006, the following Directors/Persons Discharging Managerial Responsibility, purchased
Partnership Shares and were awarded Matching Shares under the Inland Revenue approved ScottishPower Employee Share Ownership Plan (ESOP).  The Shares were purchased/allocated at GBP6.81 per share under the terms of the ESOP.  As a result of these awards, the Company was notified today, that the individual interests in the ordinary share capital of Scottish Power plc have increased as shown below.

                       Partnership Shares         Matching Shares      Total Interest in Ordinary
                       Ordinary Shares of        Ordinary Shares of    Shares of 42p each following
                            42p                       42p              this notification*

John Campbell              18                          7                   17,568
Stephen Dunn               18                          7                   24,967
Willie MacDiarmid          18                          7                   29,240
Susan Reilly               18                          7                   14,939
David Rutherford           18                          7                   13,638

*All less than 1% of the issued share capital

Mrs Sheelagh Duffield

Company Secretary

Telephone: 0141 636 4544

11 October 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: October 11, 2006	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary